December 28, 2021

Mr. Joseph Klinko and Ms. Lily Dang

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington D.C. 20549

Re:	Chesapeake Utilities Corporation

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 24, 2021

File No. 001-11590

Dear Mr. Klinko and Ms. Dang:

Chesapeake Utilities Corporation, (“we” or “our”), is submitting this letter in response to the comment letter from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and as filed with the Commission on February 24, 2021. For ease of recognition within the contents of this letter, the Staff’s comments appear in bold italics with our response documented below.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management’s Discussion and Analysis, page 25

1.

We note that you describe gross margin as a non-GAAP measure in the second-to-last paragraph on page 25 and in the Glossary following the Table of Contents, and that you indicate it is based on an incomplete cost of sales measure, excluding depreciation, depletion and amortization. We see that you present such measures of gross margin and cost of sales in the tabulations for the Regulated Energy and Unregulated Energy segment results on pages 33 and 35, and reference these measures in various analyses pertaining to your results of operations in MD&A, also in conjunction with your interim reporting, earnings releases, and various presentations on your website.

However, as gross margin is generally regarded as a GAAP term, and is defined in the FASB Master Glossary as the excess of sales over cost of goods sold, we believe that you should revise your filings to distinguish the non-GAAP gross margin measures that you have presented from measures of gross margin that are calculated in accordance with GAAP. Specifically, you should (i) recalculate gross margin to reflect all costs of sales as would be reported in accordance with GAAP and present this measure with equal or greater prominence in comparison to the non-GAAP measure, (ii) choose an alternate label for your non-GAAP measure, and (iii) provide a reconciliation between gross margin in accordance with GAAP and your non-GAAP measure. You may refer to Item 10(e)(1)(i)(A), Item 10(e)(1)(ii)(E), and Item 10(e)(1)(i)(B) of Regulation S-K if you require further clarification or guidance. Similar requirements are applicable to your earnings releases and presentations pursuant to §244.100(a) of Regulation G.

Please ensure that costs utilized in calculating gross margin reflect all amounts that are attributable to costs of sales in accordance with GAAP. For example, it appears that a complete cost of sales measure would include some costs that you are reporting within operations and maintenance expenses based on your description on page 60. If you retain the cost of sales terminology as presently utilized in MD&A and the Statements of Income, please include parenthetical notations to identify the items that are attributable to but excluded from costs of sales, consistent with the guidance in SAB Topic 11:B; the excluded amounts should be readily apparent, either quantified in the parenthetical or reported separately from other costs that are not attributable to cost of sales.

Response:

We respectfully acknowledge the Staff’s comments regarding the use of the term “Gross Margin” in the Company’s public disclosures. We have historically referenced “Gross Margin” as a non-GAAP measure defined as operating revenues less cost of sales, which excluded depreciation, amortization and accretion. In order to better distinguish this non-GAAP measure from similar GAAP terms, we will rename the term “Gross Margin” to “Contribution Margin” in the Company’s future filings, earnings releases and investor presentations.

In addition, and in accordance with Item 10(e)(1)(i)(B) of Regulation S-K, in our future filings we will also include additional disclosure to reconcile “Contribution Margin” to the most directly comparable corresponding GAAP measure. We believe that Operating Income (a profitability measure) is the most directly comparable GAAP measure from which to reconcile our Contribution Margin. Management believes that our investors understand the components of Contribution Margin relative to our Operating Income and use it as one of the financial measures to assess financial performance of our businesses. Management also believes that Operating Income provides our investors a complete view of our profitability that considers the impact that commodity pricing and other operating costs have on our businesses. For example, with respect to our Regulated Energy distribution businesses that sell natural gas or electricity to end-use customers, we have fuel recovery mechanisms as authorized by the respective Public Service Commissions (PSCs) that allow us to recover all of the costs prudently incurred in purchasing natural gas and electricity for our customers. As a result, management, as well as our investors, focus less on operating revenues as a measure of performance and instead consider Operating Income as the complete measure of profitability.

We currently do not include the GAAP defined measure of Gross Margin within the contents of our financial statements or accompanying notes and are proposing to eliminate its use in our future filings. We will revise our future reconciliations for Contribution Margin to begin with Operating Income. For illustrative purposes, we have included the below proposed reconciliation and disclosure for the year ended December 31, 2020.

	For the Year Ended December 31, 2020
(in thousands)	Regulated Energy	Unregulated Energy	Other and Eliminations	Total
Operating income	$92,124	$20,664	$(65)	$112,723

Operations and maintenance	104,379	53,839	(576)	157,642
Gain from a settlement	(130)	—	—	(130)
Depreciation and amortization	46,079	11,988	50	58,117
Other taxes	18,300	3,255	353	21,908

Contribution Margin (Non-GAAP)	260,752	89,746	(238)	350,260

Cost of sales (exclusive of items shown above)	91,994	62,780	(16,836)	137,938

Operating revenue	$352,746	$152,526	$(17,074)	$488,198

Contribution Margin should not be considered an alternative to operating income or net income, which are determined in accordance with GAAP. We believe that Contribution Margin, although a non-GAAP measure, is useful and meaningful to investors as a basis for making investment decisions. It provides investors with information that demonstrates the profitability achieved by us under our allowed rates for regulated energy operations and under our competitive pricing structures for unregulated energy operations. Our management uses Contribution Margin in measuring our business units’ performance. Other companies may calculate Contribution Margin in a different manner.

Additionally, we acknowledge the Staff’s comments regarding the Company’s presentation of cost of sales. In future filings and public disclosures, we will revise our presentation of cost of sales to remain consistent with the guidance in SAB Topic 11:B and parenthetically note the amounts of depreciation and amortization which have been presented separately in Management’s Discussion and Analysis and the Statements of Income. Please see our illustration of the proposed parenthetical around cost of sales as noted above.

If any items require further clarification, please contact me at 302-734-6799 or in my absence Michael Galtman, Vice President and Chief Accounting Officer 302-217-7036.

Respectfully,

/s/ Beth W. Cooper

Executive Vice President, Chief Financial Officer and Assistant Corporate Secretary

Cc:	Jeffry M. Householder, Chesapeake Utilities Corporation

Michael Galtman, Chesapeake Utilities Corporation